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                                                                     EXHIBIT 2

                               [HILLCRESTE LOGO]

                  Century HillCreste Apartment Investors, L.P.


               RE:  Century HillCreste Apartment Investors, L.P.
                              ("Century/HillCreste")


Dear Investor:

        We have received calls from the limited partners concerning a certain unsolicited offer that you may have received recently from MacKenzie Patterson Inc. ("MacKenzie") for a small percentage of the outstanding interests. We strongly recommend that you reject this offer which we believe does not reflect the true value of the Century/HillCreste partnership.

        The factors which led us to this conclusion are summarized below:

        o The price per unit offered by this firm does not adequately reflect the value of the units. The price of $4.25 from MacKenzie represents only 80.08% of the Net Asset Value of $6.74 per unit reflected in the independent appraisal as of December 31, 1995. This Net Asset Value has increased 6.3% over the 1994 appraisal of $6.34 per unit.

        o The current annual distribution of 3% on the original unit cost was increased in the second quarter as all earthquake-related repairs and refurbishments have been made. Cash distributions to date total approximately 51.2% of the original investment amount.

        o Prices in the informal secondary market as reported in the Requests to Transfer forms to the Managing General Partner have ranged from $2.70 to $6.45 per unit. This informal market usually represents distressed sales, the absence of liquidity and certain transfer costs to investors.

        Accordingly, we have determined that the offer by MacKenzie is not in the best interests of either the Partnership or the Limited Partners and strongly recommend that you reject it.

        The Partnership's semi-annual report for 1996 has been mailed to all investors. It contains the unaudited financial statements as well as the report of the first six months operations for 1996. If you have any additional questions please call Patricia W. Toy at 1-800-666-6274.


                                   Sincerely,

                     National Partnership Investments Corp.
                            Managing General Partner


/s/ CHARLES H. BOXENBAUM                               /s/ BRUCE E. NELSON
--------------------------                             -----------------------
Charles H. Boxenbaum                                   Bruce E. Nelson
Chairman of the Board                                  President


                       9090 Wilshire Boulevard, Suite 201
                        Beverly Hills, California 90211
                                 (310) 278-2191


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